SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN JANUARY 15, 2005 AND MARCH 10, 2005

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

EXHIBITS

Exhibit	Description

1.1	Press Release dated January 18, 2005 Pivotal Signs Alliance Agreement with Building Industry Consortium

1.2	Press Release dated January 20, 2005 Web Event to Feature Healthcare Insurance Technology Experts from Pivotal and Microsoft

1.3	Press Release dated January 26, 2005 M.S. Rau Uncovers a Little Gem with Pivotal

1.4	Press Release dated January 26, 2005 Web Event to Feature Mobility Experts from Frost & Sullivan and Microsoft

1.5	Press Release dated February 17, 2005 AvMed Health Plans Selects Pivotal Healthcare Insurance Product Suite

1.6	Materials in connection with the Extraordinary General Meeting to be held April 20, 2005 (“EGM”)
Invitation to Shareholders dated March 1, 2005 to attend the EGM
Notice of EGM of Shareholders
Proxy Statement for EGM of Shareholders
Proposal No.1 — Amending the Company’s Amended and Restated Memorandum and Articles of Association to Change the Name of the company to CDC Corporation
Proxy Card

1.7	Press Release dated Mar 3, 2005 chinadotcom corporation to Hold Q4 and Full Year 2004 Earnings Conference Call on March 9th, 2005 at 8:00 am EDT

1.8	Press Release dated Mar 8, 2005 Ross Systems’ Enhanced Internet Application Framework Embraces Service-Oriented Architecture for Flexible Enterprise Solutions

1.9	Press Release dated March 9, 2005 chinadotcom reports record 2004 revenues of US$182.7 million up 135% year-on-year

1.10	Selected slides from chinadotcom corporation’s 2004 Full Year Earnings and Operations Review dated March 9, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2005

CHINADOTCOM CORPORATION

/s/Keith Oliver
By:	Keith Oliver
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Press Release dated January 18, 2005 Pivotal Signs Alliance Agreement with Building Industry Consortium

1.2	Press Release dated January 20, 2005 Web Event to Feature Healthcare Insurance Technology Experts from Pivotal and Microsoft

1.3	Press Release dated January 26, 2005 M.S. Rau Uncovers a Little Gem with Pivotal

1.4	Press Release dated January 26, 2005 Web Event to Feature Mobility Experts from Frost & Sullivan and Microsoft

1.5	Press Release dated February 17, 2005 AvMed Health Plans Selects Pivotal Healthcare Insurance Product Suite

1.6	Materials in connection with the Extraordinary General Meeting to be held April 20, 2005 (“EGM”)
Invitation to Shareholders dated March 1, 2005 to attend the EGM
Notice of EGM of Shareholders
Proxy Statement for EGM of Shareholders
Proposal No.1 — Amending the Company’s Amended and Restated Memorandum and Articles of Association to Change the Name of the company to CDC Corporation
Proxy Card

1.7	Press Release dated Mar 3, 2005 chinadotcom corporation to Hold Q4 and Full Year 2004 Earnings Conference Call on March 9th, 2005 at 8:00 am EDT

1.8	Press Release dated Mar 8, 2005 Ross Systems’ Enhanced Internet Application Framework Embraces Service-Oriented Architecture for Flexible Enterprise Solutions

1.9	Press Release dated March 9, 2005 chinadotcom reports record 2004 revenues of US$182.7 million up 135% year-on-year

1.10	Selected slides from chinadotcom corporation’s 2004 Full Year Earnings and Operations Review dated March 9, 2005